SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C.  20549

                    SCHEDULE 13D

      Under the Securities Exchange Act of 1934
                (Amendment No. 10)*

                 Lomak Petroleum, Inc.

                   (Name of Issuer)

                     Common Stock


             (Title of Class of Securities)

                       541509105

                   (CUSIP Number)
- ---------------------------------------------------------

                   Peter E. Lorenzen
                 Snyder Oil Corporation
                     777 Main Street
                        Suite 2500
                   Fort Worth, TX  76102
                       (817) 338-4043

      (Name, Address, and Telephone Number of Person
     Authorized to Receive Notices and Communications)

                        June 20, 1994
          (Date of Event which Requires Registrant
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 CUSIP No. 541509105            13D/A
- --------------------------------------------------------------
1| Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person
   Snyder Oil Corporation
     I.R.S. Identification No. 75-2306158
- --------------------------------------------------------------

2| Check the Appropriate Box if a Member of a Group*  (a) | |

                                                      (b) | |
- --------------------------------------------------------------
3| SEC USE ONLY

- --------------------------------------------------------------
4| Source of Funds*
            NA

- --------------------------------------------------------------
5| Check Box if Disclosure of Legal Proceedings is Required
   Pursuant to Items 2(d) or 2(e)
                                                          | |
- --------------------------------------------------------------
6| Citizenship or Place of Organization
             Delaware
- --------------------------------------------------------------
                |7| Sole Voting Power
    Number of         347,772
     Shares     ----------------------------------------------
  Beneficially  |8| Shared Voting Power
    Owned By          0
      Each      ----------------------------------------------
    Reporting   |9| Sole Dispositive Power
     Person           347,772
      With      ----------------------------------------------
                |10|Shared Dispositive Power
                      0
- --------------------------------------------------------------
11| Aggregate Amount Beneficially Owned by Each Reporting
    Person
                      347,772
- --------------------------------------------------------------
12| Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*
                                                          | |
- --------------------------------------------------------------
13| Percent of Class Represented by Amount in Row (11)
                      3.9%
- --------------------------------------------------------------
14| Type of Reporting Person*
                      CO

- --------------------------------------------------------------
Item 5.Interest in Securities of the Issuer.

Item 5 is amended to add the following:

During the past 60 days, SOCO has effected the following sales of Common Stock of the Issuer:

                     Number of            Price
Date                Shares Sold         Per Share
4/22/94               30,000               7.875
6/20/94              109,000               7.750

Afer giving effect to such sales, SOCO holds with sole voting and dispositive power 347,772 shares of Common Stock, representing approximately 3.9% of the 8,977,185 shares of Common Stock outstanding on May 9, 1994 as reported by the Issuer in its Annual Report on Form 10-Q for its fiscal quarter ended March 31, 1994.


                         SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          DATE:  June 21, 1994

                                 SNYDER OIL CORPORATION




                                 By: /s/ Peter E. Lorenzen
                                    -----------------------
                                      Peter E. Lorenzen
                                      Vice President